File No. 82-34735

Press release

from ASSA ABLOY AB (publ) 8 November 2006 no:21/06

PROCESSED

NOV 2 4 2006

THOMSON FINANCIAL

06018607

SUPPL

ASSA ABLOY REPORTS STRONG STABLE SALES

- Sales for the third quarter increased by 10% to SEK 7,736 M (7,019), which includes 8% organic growth and 5% acquired growth.
- Operating income (EBIT) for the third quarter, excluding restructuring costs, amounted to SEK 1,235 M (1,103) corresponding to an EBIT-margin of 16.0% (15.7).
- Restructuring costs during the quarter totaled SEK 437 M.
- Net income for the third quarter amounted to SEK 366 M (706).
- Earnings per share for the third quarter amounted to SEK 0.99 (1.89), or SEK 2.02 (1.89) excluding restructuring items.
- Operating cash flow for the third quarter amounted to SEK 919 M (1,190).
- The acquisition of Fargo Electronics was completed on 3 August and is proceeding according to plan.

"We are seeing stable demand on our most important markets in Europe and North America, while acquisitions, headed by Fargo, are developing well," says President & CEO Johan Molin. "Our strong sales growth and the restructuring measures we have carried out provide good opportunities for further improving profitability."

SALES AND INCOME

	Third quarter			Nine months		
	2006	2005	Change	2006	2005	Change
Sales, SEK M	**7,736**	**7,019**	**+10%**	**23,078**	**20,272**	**+14%**
of which,						
Organic growth			+8%			+9%
Acquisitions			+5%			+3%
Exchange-rate effects	-176		-3%	384		+2%
Operating income (EBIT), SEK M	**1,235***	**1,103**	**+12%**	**3,496***	**3,015**	**+16%**
Operating margin (EBIT), %	16.0*	15.7		15.2*	14.9	
Income before tax, SEK M	1,054*	969	+9%	3,014*	2,633	+14%
of which, exchange-rate effects, SEK M	-18		-2%	53		+2%
Net income, SEK M	366	706	-48%	1,367	1,922	-29%
Operating cash flow, SEK M	919	1,190	-23%	2,339	2,552	-8%
Earnings per share (EPS), SEK	**2.02***	**1.89**	**+7%**	**5.85***	**5.13**	**+14%**

*Excluding restructuring costs totaling SEK 437 M (third quarter) or SEK 957 M (nine months)

dlw 11/20

THIRD QUARTER

The Group's sales in the third quarter totaled SEK 7,736 M (7,019), an increase of 10% on the previous year. Organic growth was 8% (5). Newly acquired companies, principally Fargo and Adams Rite, contributed 5% (1) to sales. Translation of foreign subsidiaries' sales to Swedish kronor had a negative effect of SEK 176 M due to changes in exchange rates.

The quarter's earnings were burdened by restructuring costs of SEK 437 M. Operating income before depreciation, EBITDA, excluding restructuring costs amounted to SEK 1,464 M (1,317). The corresponding margin was 18.9% (18.8). The Group's operating income, EBIT, excluding restructuring costs amounted to SEK 1,235 M (1,103) after negative currency effects of SEK 30 M. The corresponding operating margin (EBIT) was 16.0% (15.7). The quarter's income before tax, excluding restructuring costs, amounted to SEK 1,054 M (969), including negative currency effects of SEK 18 M due to translation of foreign subsidiaries. The Group's tax charge totaled SEK 251 M (263), corresponding to an effective tax rate of 41% on reported income before tax. The reason for the increase in effective tax rate is that deferred tax on some restructuring items has not been considered. Earnings per share excluding restructuring items for the third quarter amounted to SEK 2.02 (1.89), which represents an increase of 7%.

Operating cash flow for the quarter amounted to SEK 919 M – equivalent to 87% of income before tax, excluding restructuring costs – compared with SEK 1,190 M last year. Working capital rose by SEK 241 M during the quarter due to increased capital tied up in accounts receivable as a result of growth, and to increased material costs which had a negative effect on inventories.

THE PERIOD JANUARY TO SEPTEMBER

Sales for the first nine months of the year totaled SEK 23,078 M (20,272), which represents an increase of 14%. Organic growth was 9% (4). Newly acquired companies contributed 3% (1). Exchange rates affected sales positively by SEK 384 M compared with the corresponding period in 2005.

Operating income before depreciation, EBITDA, excluding restructuring costs amounted to SEK 4,174 M (3,662). The corresponding margin was 18.1% (18.1). The Group's operating income, EBIT, excluding restructuring costs increased by 16% to SEK 3,496 M (3,015) after positive currency effects of SEK 58 M. The corresponding operating margin (EBIT) was 15.2% (14.9). Earnings per share for the period excluding restructuring items increased by 14% to SEK 5.85 (5.13). Operating cash flow for the period amounted to SEK 2,339 M (2,552). The cash flow was strong but affected by the strong sales growth combined with substantial price increases in inventories.

RESTRUCTURING MEASURES

The comprehensive restructuring program initiated at the start of the year is proceeding according to plan. The program includes some 50 individual restructuring measures. The roles of a large number of production units will be changed to focus mainly on assembly, and some units will be closed. The cost of the program is estimated at SEK 1,250 M and it is expected to generate cost savings of about SEK 600 M a year once the whole program is completed in 2009. Most of the costs of the program are expected to be expensed in 2006. About 80% of the costs will relate to payments associated with redundancies and the remainder to write-downs chiefly concerned with machinery and equipment.

In addition to the restructuring described above, it has been decided to cease the existing car-lock manufacturing in the UK because of the unprofitable cost position and prospects of British car manufacturers. The costs of closure are estimated to amount to SEK 200 M.

The quarter's earnings were burdened by restructuring costs totaling SEK 437 M. Of this, SEK 68 M relates to write-downs chiefly of machinery and equipment. Payments related to the action program amounted to SEK 51 M.

Costs related to the restructuring program amount to SEK 757 M in total, on top of which earnings have been burdened by SEK 200 M resulting from the cessation of car-lock manufacture in the UK. Out of the total of SEK 957 M, SEK 132 M relates to write-downs. Up to now, about 300 employees affected by the restructuring program have left the Group.

COMMENTS BY DIVISION

EMEA

Sales for the third quarter in the EMEA division (Europe, Middle East and Africa) totaled EUR 316 M (295), with 8% organic growth. Operating income excluding restructuring costs amounted to EUR 51 M (45), which represents an operating margin (EBIT) of 16.1% (15.2). Return on capital employed excluding restructuring items amounted to 17.9% (15.6). Operating cash flow before interest paid totaled EUR 58 M (59).

Sales growth remained stable at a high level during the third quarter. The Nordic region, Germany, eastern Europe and Africa are continuing to generate strong organic growth. Benelux and Spain are showing an improved sales trend. Restructuring costs for the quarter totaled EUR 34 M. The operating margin excluding restructuring costs continued to advance very well during the quarter.

AMERICAS

Sales for the third quarter in the Americas division totaled USD 359 M (308) with 9% organic growth. Acquired growth contributed 8%. Operating income excluding restructuring costs amounted to USD 71 M (58), which represents an operating margin (EBIT) of 19.8% (18.9). Return on capital employed excluding restructuring items amounted to 23.2% (21.6). Operating cash flow before interest paid totaled USD 68 M (80).

Americas' strong sales trend continued during the third quarter, with sustained good demand in North America. The Residential Group and Electromechanical Group report continuing strong growth for the quarter. The Architectural Hardware Group reports an improved growth rate. The acquisitions of Adams Rite and Baron are progressing according to plan. The operating margin excluding restructuring costs improved satisfactorily during the quarter as a result of the growth in sales volumes. Cash flow was restrained by the strong growth.

ASIA PACIFIC

Sales for the third quarter in the Asia Pacific division totaled AUD 111 M (108) with 3% organic growth. Operating income excluding restructuring costs amounted to AUD 12 M (15), representing an operating margin (EBIT) of 10.3% (13.9). Return on capital employed excluding restructuring items amounted to 12.7% (18.6). Operating cash flow before interest paid totaled AUD -2 M (6).

Sales in Asia advanced strongly, mainly driven by good performance on the Chinese market. Demand on the non-residential markets in both Australia and New Zealand continued to be good while residential markets remain at a low level. The operating margin excluding restructuring costs improved relative to the previous quarter but continued to be negatively affected by

increased material costs. Cash flow was weak due to building related capital expenditure made in connection with restructuring activities.

GLOBAL TECHNOLOGIES

The Global Technologies division reported sales of SEK 1,107 M (844) in the third quarter, with organic growth of 11%. Acquired growth contributed 22%. Operating income excluding restructuring costs amounted to SEK 168 M (128), giving an operating margin (EBIT) of 15.1% (15.2). Return on capital employed excluding restructuring items amounted to 16.1% (17.3). Operating cash flow before interest paid amounted to SEK 108 M (126).
Global Technologies reports continued strong organic growth in all three of its businesses. The acquisition of Fargo is proceeding according to plan as regards both sales growth and profitability. Restructuring costs relate mainly to consolidation of production in Norway, Germany and the USA.
The operating margin is affected positively by growth in sales volumes but constrained by continuing investments in an enlarged marketing and sales organization in the fast-growing segments. Cash flow is being held down by an expected outflow of working capital in acquired units.

ENTRANCE SYSTEMS

The Entrance Systems division reported sales of SEK 674 M (591) in the third quarter, representing organic growth of 11%. Acquired growth contributed 5%. Operating income excluding restructuring costs amounted to SEK 87 M (84), giving an operating margin (EBIT) of 12.9% (14.2). Return on capital employed excluding restructuring items amounted to 11.3% (11.2). Operating cash flow before interest paid amounted to SEK 23 M (44).

Demand continues to be good on all major markets, especially in the USA but also in Asia. Sales growth is strongest on markets where the division generates weaker profits. The profitability of acquired units is steadily improving but they continue to dilute the operating margin. The quarter's strong growth had a negative effect on cash flow.

ACQUISITIONS

The acquisition of Fargo Electronics, a world leader in security systems based on ID cards, including card writers, peripheral equipment and software, was completed at the beginning of August. Sales are expected to exceed USD 90 M in 2007, with a strong EBIT margin. The company has about 240 employees. The acquisition is expected to have a mildly diluting effect on earnings per share in 2006 and to contribute to earnings per share in 2007.

A small Brazilian manufacturer of contactless cards, specializing in cards for general communications, was acquired in July. In Denmark two small sales units were acquired in August with the aim of improving development in the electromechanical area. These units have annual sales of around SEK 100 M, with low profitability.

The combined acquisition price for these acquisitions, adjusted for acquired interest-bearing assets including estimated earn-outs, is about SEK 2,200 M. Preliminary acquisition analyses indicate that goodwill and other intangible assets with indefinite useful life amount to about SEK 2,000 M.

OTHER EVENTS

ASSA ABLOY has entered into a partnership with Cisco Systems, the world leader in Internet Protocol (IP) networks. The two companies will collaborate in developing compatible technologies for convergence between physical access and logical access. At the ASIS exhibition in San Diego, the two companies demonstrated a 'networked door' that combines ASSA ABLOY's new Hi-O™ (Highly Intelligent Operation) lock-technology system and Cisco's patent-pending IP-based converged access-control technology.

The aims of the partnership are to ensure that ASSA ABLOY's Hi-O products and Cisco's access-control products will work together and that access-control systems and video surveillance can be integrated into IP networks. Such integration will benefit customers by providing enhanced physical security and network security together with lower total costs of ownership.

PARENT COMPANY

'Other operating income' for the Parent company ASSA ABLOY AB totaled SEK 574 M (562) for the nine months. Income before tax amounted to SEK 480 M (1,070). Investments in tangible and intangible assets totaled SEK 15 M (13). Liquidity is good and the equity ratio was 44% (45).

ACCOUNTING PRINCIPLES

ASSA ABLOY applies International Financial Reporting Standards (IFRS) as endorsed by the European Union. Significant accounting and valuation principles are detailed on pages 66-70 of the 2005 Annual Report. New or revised IFRS effective after 31 December 2005 have had no material effect on the consolidated income statement or balance sheet. The Group's Interim Report is prepared in accordance with IAS 34 'Interim Financial Reporting' under the guidelines given in RR 31 issued by the Swedish Financial Accounting Standards Council. The Parent Company applies RR 32.

OUTLOOK

Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well, excluding the effects of future restructuring.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

Stockholm, 8 November 2006

Johan Molin
President and CEO

This Interim Report has not been reviewed by the Company's Auditor.

Financial information

The fourth quarter's report (Year-End Report) will be published on 14 February 2007.

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm, Sweden
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90
www.assaabloy.com

ASSA ABLOY is holding an **analysts' meeting** at **12.00 today in Stockholm**.
The analysts' meeting can also be followed over the Internet at www.assaabloy.com.
It is possible to submit questions by telephone on **+44 (0)20 7162 0125**.

Further information can be obtained from

Johan Molin, President and CEO, Tel: +46 8 506 485 42
Tomas Eliasson, Chief Financial Officer, Tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

FINANCIAL INFORMATION

INCOME STATEMENT	Jul-Sep 2006 SEK M	Jul-Sep 2005 SEK M	Jan-Sep 2006 EUR M[1]	Jan-Sep 2006 SEK M	Jan-Sep 2005 SEK M	Jan-Dec 2005 SEK M
Sales	7,736	7,019	2,482	23,078	20,272	27,802
Cost of goods sold	-5,055	-4,168	-1,577	-14,663	-12,017	-16,508
Gross Income	**2,681**	**2,851**	**905**	**8,415**	**8,255**	**11,294**
Selling and administrative expenses	-1,884	-1,749	-633	-5,881	-5,246	-7,224
Share in earnings of associated companies	1	1	1	5	6	8
Operating income	**798**	**1,103**	**273**	**2,539**	**3,015**	**4,078**
Financial items	-181	-134	-52	-482	-382	-522
Income before tax	**617**	**969**	**221**	**2,057**	**2,633**	**3,556**
Tax	-251	-263	-74	-690	-711	-943
Net income	**366**	**706**	**147**	**1,367**	**1,922**	**2,613**
Allocation of net income:						
Shareholders in ASSA ABLOY AB	364	705	146	1,361	1,917	2,608
Minority interests	2	1	1	6	5	5

EARNINGS PER SHARE	Jul-Sep 2006 SEK	Jul-Sep 2005 SEK	Jan-Sep 2006 SEK	Jan-Sep 2005 SEK	Jan-Dec 2005 SEK
Earnings per share after tax and before dilution [3]	1.00	1.93	3.72	5.24	7.13
Earnings per share after tax and dilution [4]	0.99	1.89	3.67	5.13	6.97
Earnings per share after tax and dilution, excl restructuring costs [4]	2.02	1.89	5.85	5.13	6.97

CASH FLOW STATEMENT	Jul-Sep 2006 SEK M	Jul-Sep 2005 SEK M	Jan-Sep 2006 EUR M[1]	Jan-Sep 2006 SEK M	Jan-Sep 2005 SEK M	Jan-Dec 2005 SEK M
Cash flow from operating activities	883	1,197	228	2,122	2,319	3,450
Cash flow from investing activities	-2,405	-195	-390	-3,635	-711	-1,052
Cash flow from financing activities	1,536	-937	162	1,510	-1,531	-2,325
Cash flow	**14**	**65**	**0**	**-3**	**77**	**73**

BALANCE SHEET	30 Sep 2006 EUR M[2]	30 Sep 2006 SEK M	30 Sep 2005 SEK M	31 Dec 2005 SEK M
Intangible fixed assets	2,015	18,583	15,905	16,078
Tangible fixed assets	578	5,335	5,547	5,702
Financial fixed assets	136	1,251	1,486	1,557
Inventories	440	4,062	3,572	3,679
Trade receivables	583	5,380	4,906	4,818
Other non-interest-bearing current assets	108	992	1,000	838
Interest-bearing current assets	111	1,022	1,093	1,020
Total assets	**3,971**	**36,625**	**33,509**	**33,692**
Equity	1,503	13,860	13,523	14,413
Interest-bearing non-current liabilities	567	5,230	9,509	5,360
Non-interest-bearing non-current liabilities	29	272	379	397
Interest-bearing current liabilities	1,155	10,650	4,387	7,963
Non-interest-bearing current liabilities	717	6,613	5,711	5,559
Total equity and liabilities	**3,971**	**36,625**	**33,509**	**33,692**

CHANGE IN EQUITY	Jan-Sep 2006 EUR M	Jan-Sep 2006 SEK M	Jan-Sep 2005 SEK M	Jan-Dec 2005 SEK M
Opening balance 1 January	**1,528**	**14,413**	**11,253**	**11,253**
IFRS-effect (IAS 39)	-	-	-77	-77
Dividend [13]	-128	-1,189	-951	-951
Minority interest acquisition/disposal	-1	-11	41	36
Cash flow hedges, fair value change	-	-1	-	-3
Exchange difference for the period	-43	-719	1,335	1,542
Net income [1]	147	1,367	1,922	2,613
Closing balance at end of period [2]	**1,503**	**13,860**	**13,523**	**14,413**

KEY DATA	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005
Return on capital employed excl restructuring, %	16.5	15.7	15.9
Return on capital employed incl restructuring, %	12.2	15.7	15.9
Return on shareholders' equity, %	11.5	18.3	18.1
Equity ratio, %	37.8	40.4	42.8
Interest coverage ratio, times	5.3	7.9	8.2
Interest on convertible debentures net after tax, SEK M	32.4	24.8	33.1
Number of shares, thousands	365,918	365,918	365,918
Number of shares after dilution, thousands	381,050	378,718	378,718
Weighted average number of shares after dilution, thousands	379,606	378,718	378,718
Average number of employees	31,400	29,301	29,578

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Jan-Sep 2005	Full Year 2005	Q 1 2006	Q 2 2006	Q 3 2006	Jan-Sep 2006	12 month rolling
Sales	6,269	6,984	7,019	7,530	20,272	27,802	7,653	7,689	7,736	23,078	30,608
Organic growth [6]	2%	6%	5%	7%	4%	5%	12%	7%	8%	9%	-
Gross income											
excl restructuring costs	**2,544**	**2,860**	**2,851**	**3,039**	**8,255**	**11,294**	**3,114**	**3,140**	**3,118**	**9,372**	**12,411**
Gross income / Sales	40.6%	41.0%	40.6%	40.4%	40.7%	40.6%	40.7%	40.8%	40.3%	40.6%	40.5%
Operating income before											
depreciation (EBITDA)											
excl restructuring costs	**1,102**	**1,243**	**1,317**	**1,298**	**3,662**	**4,960**	**1,332**	**1,378**	**1,464**	**4,174**	**5,472**
Gross margin (EBITDA)	17.6%	17.8%	18.8%	17.2%	18.1%	17.8%	17.4%	17.9%	18.9%	18.1%	17.9%
Depreciation	-212	-221	-214	-235	-647	-882	-222	-227	-229	-678	-913
Operating income (EBIT)											
excl restructuring costs	**890**	**1,022**	**1,103**	**1,063**	**3,015**	**4,078**	**1,110**	**1,151**	**1,235**	**3,496**	**4,559**
Operating margin (EBIT)	14.2%	14.6%	15.7%	14.1%	14.9%	14.7%	14.5%	15.0%	16.0%	15.2%	14.9%
Restructuring costs	-	-	-	-	-	-	-	-520	-437	-957	-957
Operating income (EBIT)	**890**	**1,022**	**1,103**	**1,063**	**3,015**	**4,078**	**1,110**	**631**	**798**	**2,539**	**3,602**
Financial items	-126	-122	-134	-140	-382	-522	-145	-156	-181	-482	-622
Income before tax	**764**	**900**	**969**	**923**	**2,633**	**3,556**	**965**	**475**	**617**	**2,057**	**2,980**
Profit margin (EBT)	12.2%	12.9%	13.8%	12.3%	13.0%	12.8%	12.6%	6.2%	8.0%	8.9%	9.7%
Tax	-205	-243	-263	-232	-711	-943	-261	-178	-251	-690	-922
Net income	**559**	**657**	**706**	**691**	**1,922**	**2,613**	**704**	**297**	**366**	**1,367**	**2,058**
Allocation of net income:											
Share holders in ASSA ABLOY AB	558	654	705	691	1,917	2,608	703	294	364	1,361	2,052
Minority interests	1	3	1	0	5	5	1	3	2	6	6

OPERATING CASH FLOW

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Jan-Sep 2005	Full Year 2005	Q 1 2006	Q 2 2006	Q 3 2006	Jan-Sep 2006	12 month rolling
Operating income (EBIT)	890	1,022	1,103	1,063	3,015	4,078	1,110	631	798	2,539	3,602
Restructuring costs	-	-	-	-	-	-	-	520	437	957	957
Depreciation	212	221	214	235	647	882	222	227	229	678	913
Net capital expenditure	-140	-161	-135	-231	-436	-667	-180	-180	-151	-511	-742
Change in working capital	-333	-201	102	322	-432	-110	-492	-163	-241	-896	-574
Paid and received interest	-83	-80	-87	-205	-250	-455	-114	-176	-131	-421	-626
Adjustment for non-cash items	3	12	-7	-34	8	-26	41	-26	-22	-7	-41
Operating cash flow [8]	**549**	**813**	**1,190**	**1,150**	**2,552**	**3,702**	**587**	**833**	**919**	**2,339**	**3,489**
Operating cash flow / Income before tax [14]	0.72	0.90	1.23	1.25	0.97	1.04	0.61	0.84	0.87	0.78	0.89

CHANGE IN NET DEBT

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Jan-Sep 2005	Full Year 2005	Q 1 2006	Q 2 2006	Q 3 2006	Jan-Sep 2006
Net debt at beginning of the period	12,208	12,499	13,860	12,769	12,208	12,208	12,240	12,506	13,127	12,240
IFRS-effect (IAS 39)	77	-	-	-	77	77	-	-	-	-
Operating cash flow	-549	-813	-1,190	-1,150	-2,552	-3,702	-587	-833	-919	-2,339
Restructuring payment	56	59	42	141	157	298	161	52	51	264
Tax paid	167	373	122	257	662	919	200	341	187	728
Acquisitions	111	123	66	113	300	413	682	255	2,187	3,124
Dividend	-	951	-	-	951	951	-	1,189	-	1,189
Translation differences	429	668	-131	110	966	1,076	-190	-383	152	-421
Net debt at end of period	**12,499**	**13,860**	**12,769**	**12,240**	**12,769**	**12,240**	**12,506**	**13,127**	**14,785**	**14,785**
Net debt / Equity, times	1.03	1.07	0.95	0.85	0.95	0.85	0.84	0.98	1.07	1.07

NET DEBT

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1 2006	Q 2 2006	Q 3 2006
Long-term interest-bearing receivables	-37	-40	-36	-62	-61	-65	-73
Short-term interest-bearing investments	-171	-249	-147	-104	-87	-179	-181
Cash and bank balances	-896	-881	-945	-916	-958	-833	-841
Pension provisions	1,739	1,860	1,601	1,634	1,657	1,337	1,329
Other long-term interest-bearing liabilities	6,138	8,068	7,908	3,726	4,541	3,830	3,901
Short-term interest-bearing liabilities	5,726	5,102	4,388	7,963	7,414	9,037	10,650
Total	**12,499**	**13,860**	**12,769**	**12,240**	**12,506**	**13,127**	**14,785**

CAPITAL EMPLOYED AND FINANCING

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1 2006	Q 2 2006	Q 3 2006
Capital employed	24,675	26,759	26,292	26,653	27,368	26,497	28,645
- of which goodwill	14,562	15,631	15,519	15,716	15,966	15,572	17,237
Net debt	12,499	13,860	12,769	12,240	12,506	13,127	14,785
Minority interest	29	79	74	71	70	59	64
Shareholders' equity (excl minority interest)	12,147	12,820	13,449	14,342	14,793	13,311	13,796

DATA PER SHARE

	Q 1 2005 SEK	Q 2 2005 SEK	Q 3 2005 SEK	Q 4 2005 SEK	Jan-Sep 2005 SEK	Full Year 2005 SEK	Q 1 2006 SEK	Q 2 2006 SEK	Q 3 2006 SEK	Jan-Sep 2006 SEK	12 month rolling SEK
Earnings per share after tax and before dilution [3]	1.52	1.79	1.93	1.89	5.24	7.13	1.92	0.80	1.00	3.72	5.61
Earnings per share after tax and dilution [4]	1.49	1.75	1.89	1.84	5.13	6.97	1.88	0.80	0.99	3.67	5.51
Earnings per share after tax and dilution excl restructuring costs[4]	1.49	1.75	1.89	1.84	5.13	6.97	1.88	1.95	2.02	5.85	7.69
Shareholders' equity per share after dilution [4]	36.90	38.84	40.44	42.85	40.44	42.85	44.03	40.93	42.00	42.00	

RESULTS BY DIVISION

Jul - Sep and 30 Sep respectively	EMEA [7]		Americas [8]		Asia Pacific [9]		Global Technologies [10]		Entrance Systems		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M		SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	305	289	358	307	100	98	1,082	821	667	583			7,736	7,019
Sales, intragroup	11	6	1	1	11	10	25	23	7	8	-202	-156		
Sales	**316**	**295**	**359**	**308**	**111**	**108**	**1,107**	**844**	**674**	**591**	**-202**	**156**	**7,736**	**7,019**
Organic growth [4]	*8%*	*4%*	*9%*	*4%*	*3%*	*5%*	*11%*	*9%*	*11%*	*6%*			*8%*	*5%*
Operating income (EBIT)	**51**	**45**	**71**	**58**	**12**	**15**	**168**	**128**	**87**	**84**	**-75**	**-59**	**1,235**	**1,103**
Operating margin (EBIT)	*16,1%*	*15,2%*	*19,8%*	*18,9%*	*10,3%*	*13,9%*	*15,1%*	*15,2%*	*12,9%*	*14,2%*			*16,0%*	*15,7%*
Restructuring costs	-34	-	-3	-	-4	-	-79	-	-1	-	-	-	-437	-
Operating income (EBIT) incl restructuring costs	**17**	**45**	**68**	**58**	**8**	**15**	**89**	**128**	**86**	**84**	**-75**	**-59**	**798**	**1,103**
Capital employed	1,042	1,108	1,216	1,058	372	334	5,190	2,959	3,135	3,019	-271	-173	28,645	26,292
- of which goodwill	509	508	737	656	178	173	3,685	2,281	2,458	2,408			17,237	15,519
Return on capital employed excl restructuring	*17.9%*	*15.6%*	*23.2%*	*21.6%*	*12.7%*	*18.6%*	*16.1%*	*17.3%*	*11.3%*	*11.2%*			*17.4%*	*16.3%*
Operating income (EBIT)	17	45	68	58	8	15	89	128	86	84	-75	-59	798	1,103
Restructuring costs	34	-	3	-	4	-	79	-	1	-	-	-	437	-
Depreciation	12	12	8	8	2	2	37	12	10	10	3	2	229	214
Net capital expenditure	0	-7	-6	-5	-8	-1	-55	-23	-4	-8	-5	4	-151	-135
Movement in working capital	-5	9	-5	18	-8	-10	-42	9	-70	-42	-10	-18	-241	102
Cash flow [5]	**58**	**59**	**68**	**80**	**-2**	**6**	**108**	**126**	**23**	**44**			**1,072**	**1,284**
Adjustment for non-cash items											-22	-7	-22	-7
Paid and received interest											-131	-87	-131	-87
Operating cash flow [6]													**919**	**1,190**

Jul - Sep and 30 Sep respectively	EMEA [7]		Americas [8]		Asia Pacific [9]		Global Technologies [10]		Entrance Systems		Other		Total	
	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	2,815	2,699	2,623	2,350	549	566	1,082	821	667	583			7,736	7,019
Sales, intragroup	99	62	9	9	62	55	25	23	7	8	-202	-156		
Sales	**2,914**	**2,761**	**2,632**	**2,359**	**611**	**621**	**1,107**	**844**	**674**	**591**	**-202**	**156**	**7,736**	**7,019**
Organic growth [4]	*8%*	*4%*	*9%*	*4%*	*3%*	*5%*	*11%*	*9%*	*11%*	*6%*			*8%*	*5%*
Operating income (EBIT)	**489**	**418**	**523**	**445**	**63**	**86**	**168**	**128**	**87**	**84**	**-75**	**-59**	**1,235**	**1,103**
Operating margin (EBIT)	*16,1%*	*15,2%*	*19.8%*	*18.9%*	*10,3%*	*13,9%*	*15,1%*	*15,2%*	*12,9%*	*14,2%*			*16,0%*	*15,7%*
Restructuring costs	-316	-	-23	-	-18	-	-79	-	-1	-	-	-	-437	-
Operating income (EBIT) incl restructuring costs	**153**	**418**	**500**	**445**	**45**	**86**	**89**	**128**	**86**	**84**	**-75**	**-59**	**798**	**1,103**
Capital employed	9,609	10,330	8,965	8,190	2,017	1,967	5,190	2,959	3,135	3,019	-271	-173	28,645	26,292
- of which goodwill	4,691	4,734	5,434	5,077	969	1,020	3,685	2,281	2,458	2,408			17,237	15,519
Return on capital employed excl restructuring	*17.9%*	*15.6%*	*23.2%*	*21.6%*	*12.7%*	*18.6%*	*16.1%*	*17.3%*	*11.3%*	*11.2%*			*17.4%*	*16.3%*
Operating income (EBIT)	153	418	500	445	45	86	89	128	86	84	-75	-59	798	1,103
Restructuring costs	316	-	23	-	18	-	79	-	1	-	-	-	437	-
Depreciation	111	117	52	60	16	14	37	12	10	10	3	2	229	214
Net capital expenditure	-1	-66	-46	-38	-40	-6	-55	-23	-4	-8	-5	4	-151	-135
Movement in working capital	-42	78	-31	128	-46	-53	-42	9	-70	-42	-10	-18	-241	102
Cash flow [5]	**537**	**547**	**498**	**595**	**-7**	**41**	**108**	**126**	**23**	**44**			**1,072**	**1,284**
Adjustment for non-cash items											-22	-7	-22	-7
Paid and received interest											-131	-87	-131	-87
Operating cash flow [6]													**919**	**1,190**

Jan - Sep and 30 Sep respectively	EMEA [7]		Americas [8]		Asia Pacific [9]		Global Technologies [10]		Entrance Systems		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M		SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	965	903	1,031	886	276	259	2,906	2,387	1,925	1,649			23,078 [11]	20,272 [12]
Sales, intragroup	27	22	3	3	32	25	87	62	25	23	-566	-455		
Sales	**992**	**925**	**1,034**	**889**	**308**	**284**	**2,993**	**2,449**	**1,950**	**1,672**	**-566**	**-455**	**23,078**	**20,272**
Organic growth [4]	*8%*	*2%*	*10%*	*5%*	*4%*	*2%*	*11%*	*10%*	*10%*	*8%*			*9%*	*4%*
Operating income (EBIT)	**155**	**136**	**198**	**163**	**26**	**35**	**418**	**347**	**248**	**230**	**-242**	**-197**	**3,496**	**3,015**
Operating margin (EBIT)	*15,6%*	*14,7%*	*19,2%*	*18,3%*	*8,3%*	*12,2%*	*14,0%*	*14,2%*	*12,7%*	*13,8%*			*15,2%*	*14,9%*
Restructuring costs	-79	-	-11	-	-11	-	-79	-	-1	-	-	-	-957	-
Operating income (EBIT) incl restructuring costs	**76**	**136**	**187**	**163**	**15**	**35**	**339**	**347**	**247**	**230**	**-242**	**-197**	**2,539**	**3,015**
Capital employed	1,042	1,108	1,216	1,058	372	334	5,190	2,959	3,135	3,019	-271	-173	28,645	26,292
- of which goodwill	509	508	737	656	178	173	3,685	2,281	2,458	2,408			17,237	15,519
Return on capital employed excl restructuring	*18.5%*	*16.1%*	*22.8%*	*20.0%*	*9.5%*	*14.0%*	*13.7%*	*16.5%*	*10.3%*	*10.7%*			*16.5%*	*15.7%*
Operating income (EBIT)	76	136	187	163	15	35	339	347	247	230	-242	-197	2,539	3,015
Restructuring costs	79	-	11	-	11	-	79	-	1	-	-	-	957	-
Depreciation	37	40	24	23	8	8	69	33	30	24	7	7	678	647
Net capital expenditure	-17	-25	-17	-14	-16	-1	-101	-76	-23	-17	-16	-5	-511	-436
Movement in working capital	-41	-32	-41	-7	-7	-2	-155	-58	-31	38	18	-53	-896	-432
Cash flow [6]	**134**	**119**	**164**	**165**	**12**	**40**	**231**	**246**	**224**	**275**			**2,767**	**2,794**
Adjustment for non-cash items											-7	8	-7	8
Paid and received interest											-421	-250	-421	-250
Operating cash flow [5]													**2,339**	**2,552**
Average number of employees	12,359	12,570	9,802	9,164	5,145	4,186	2,127	1,670	1,857	1,624	110	87	31,400	29,301

Jan - Sep and 30 Sep respectively	EMEA [7]		Americas [8]		Asia Pacific [9]		Global Technologies [10]		Entrance Systems		Other		Total	
	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	8,971	8,320	7,730	6,465	1,546	1,451	2,906	2,387	1,925	1,649			23,078 [11]	20,272 [12]
Sales, intragroup	251	207	24	24	179	139	87	62	25	23	-566	-455		
Sales	**9,222**	**8,527**	**7,754**	**6,489**	**1,725**	**1,590**	**2,993**	**2,449**	**1,950**	**1,672**	**-566**	**-455**	**23,078**	**20,272**
Organic growth [4]	*8%*	*2%*	*10%*	*5%*	*4%*	*2%*	*11%*	*10%*	*10%*	*8%*			*9%*	*4%*
Operating income (EBIT)	**1,441**	**1,252**	**1,488**	**1,188**	**143**	**194**	**418**	**347**	**248**	**230**	**-242**	**-197**	**3,496**	**3,015**
Operating margin (EBIT)	*15,6%*	*14,7%*	*19,2%*	*18,3%*	*8,3%*	*12,2%*	*14,0%*	*14,2%*	*12,7%*	*13,8%*			*15,2%*	*14,9%*
Restructuring costs	-736	-	-81	-	-60	-	-79	-	-1	-	-	-	-957	-
Operating income (EBIT) incl restructuring costs	**705**	**1,252**	**1,407**	**1,188**	**83**	**194**	**339**	**347**	**247**	**230**	**-242**	**-197**	**2,539**	**3,015**
Capital employed	9,609	10,330	8,965	8,190	2,017	1,967	5,190	2,959	3,135	3,019	-271	-173	28,645	26,292
- of which goodwill	4,691	4,734	5,434	5,077	969	1,020	3,685	2,281	2,458	2,408			17,237	15,519
Return on capital employed excl restructuring	*18.5%*	*16.1%*	*22.8%*	*20.0%*	*9.5%*	*14.0%*	*13.7%*	*16.5%*	*10.3%*	*10.7%*			*16.5%*	*15.7%*
Operating income (EBIT)	705	1,252	1,407	1,188	83	194	339	347	247	230	-242	-197	2,539	3,015
Restructuring costs	736	-	81	-	60	-	79	-	1	-	-	-	957	-
Depreciation	347	371	178	168	47	45	69	33	30	24	7	7	678	647
Net capital expenditure	-157	-230	-127	-101	-87	-8	-101	-76	-23	-17	-16	-5	-511	-436
Movement in working capital	-382	-298	-307	-49	-39	-11	-155	-58	-31	38	18	-53	-896	-432
Cash flow [6]	**1,249**	**1,095**	**1,232**	**1,206**	**64**	**220**	**231**	**246**	**224**	**275**			**2,767**	**2,794**
Adjustment for non-cash items											-7	8	-7	8
Paid and received interest											-421	-250	-421	-250
Operating cash flow [5]													**2,339**	**2,552**

Jan-Dec and 31 Dec respectively	EMEA [7]	Americas [8]	Asia Pacific [9]	Global Technologies [10]	Entrance Systems	Other	Total
	EUR M 2005	USD M 2005	AUD M 2005	SEK M 2005	SEK M 2005	SEK M 2005	SEK M 2005
Sales, external	1,225	1,177	356	3,297	2,341		27,802
Sales, intragroup	30	5	33	90	32	-622	
Sales	**1,255**	**1,182**	**389**	**3,387**	**2,373**	**-622**	**27,802**
Organic growth [6]	*3%*	*5%*	*2%*	*12%*	*8%*		*5%*
Operating income (EBIT)	**184**	**217**	**43**	**476**	**335**	**-300**	**4,078**
Operating margin (EBIT)	*14,7%*	*18,3%*	*11,1%*	*14,1%*	*14,1%*		*14,7%*
Capital employed	1,077	1,098	340	2,871	3,309	-389	26,653
- of which goodwill	499	664	171	2,309	2,427		15,716
Return on capital employed	*16,6%*	*19,6%*	*12,9%*	*17,3%*	*11,1%*		*15,9%*
Operating income (EBIT)	184	217	43	476	335	-300	4,078
Depreciation	54	31	12	46	32	9	882
Net capital expenditure	-36	-15	-7	-115	-26	-37	-667
Movement in working capital	3	3	-2	-66	-34	-52	-110
Cash flow [5]	**205**	**236**	**46**	**341**	**307**		**4,183**
Adjustment for non-cash items						-26	-26
Paid and received interest						-455	-455
Operating cash flow [5]							**3,702**
Average number of employees	12,405	9,251	4,352	1,767	1,714	89	29,578

Jan-Dec and 31 Dec respectively	EMEA [7]	Americas [8]	Asia Pacific [9]	Global Technologies [10]	Entrance Systems	Other	Total
	SEK M 2005	SEK M 2005	SEK M 2005	SEK M 2005	SEK M 2005	SEK M 2005	SEK M 2005
Sales, external	11,369	8,775	2,019	3,297	2,341		27,802
Sales, intragroup	280	31	190	90	32	-622	
Sales	**11,649**	**8,806**	**2,209**	**3,387**	**2,373**	**-622**	**27,802**
Organic growth [6]	*3%*	*5%*	*2%*	*12%*	*8%*		*5%*
Operating income (EBIT)	**1,707**	**1,615**	**245**	**476**	**335**	**-300**	**4,078**
Operating margin (EBIT)	*14,7%*	*18,3%*	*11,1%*	*14,1%*	*14,1%*		*14,7%*
Capital employed	10,151	8,726	1,985	2,871	3,309	-389	26,653
- of which goodwill	4,709	5,276	995	2,309	2,427		15,716
Return on capital employed	*16,6%*	*19,6%*	*12,9%*	*17,3%*	*11,1%*		*15,9%*
Operating income (EBIT)	1,707	1,615	245	476	335	-300	4,078
Depreciation	499	230	66	46	32	9	882
Net capital expenditure	-335	-114	-40	-115	-26	-37	-667
Movement in working capital	30	24	-12	-66	-34	-52	-110
Cash flow [5]	**1,901**	**1,755**	**259**	**341**	**307**		**4,183**
Adjustment for non-cash items						-26	-26
Paid and received interest						-455	-455
Operating cash flow [5]							**3,702**

1) Translated using an average rate for the period, 1 EUR = 9.30
2) Translated using a closing rate at 30 September 2006, 1 EUR = 9.22
3) Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
4) Number of shares, thousands, used for calculation: Jul-Sep: 381,050 (378,718), Jan-Sep: 379,606 (378,718), Jan-Dec 2005: 378,718.
5) Excluding restructuring payments.
6) Organic growth concern comparable units after adjustment for acqusitions and currency effects.
7) Europe, Middle East and Africa
8) North and South America
9) Asia, Australia and New Zealand
10) ASSA ABLOY Hospitality, ASSA ABLOY Identification Technology and ASSA ABLOY HID.
11) Europe 10,874, North America 9,376, South America 245, Africa 337, Asia 1,101, Pacific 1,145.
12) Europe 9,705, North America 8,051, South America 184, Africa 276, Asia 931, Pacific 1,125.
13) Translated using transaction day rate, 1 EUR = 9.29.
14) Income before tax excluding restructuring costs.